UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENTROPIC COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock,

Par Value $0.001 Per Share

(Title of Class of Securities)

29384R105

(CUSIP Number of Common Stock Underlying Class of Securities)

Lance W. Bridges, Esq.

Welly Tantono, Esq.

Entropic Communications, Inc.

6290 Sequence Drive

San Diego, California 92121

(858) 768-3600

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible employees of Entropic Communications, Inc., a Delaware corporation (the “Company”), to exchange certain of their outstanding stock options for new stock options.

On April 9, 2009, the Company filed its definitive proxy statement for its 2009 Annual Meeting of Stockholders to be held on Tuesday, May 19, 2009 (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”). The Proxy Statement contains a description of a proposed stock exchange program (the “Exchange Program”) pursuant to which the Company would offer to exchange, at the election of the applicable eligible participants, certain stock options granted under the Company’s 2007 Equity Incentive Plan, as amended, 2001 Stock Option Plan, as amended, and RF Magic, Inc. 2000 Incentive Stock Plan, as amended. In addition, on April 9, 2009, Patrick Henry, the chief executive officer and president of the Company, sent an electronic mail communication to certain employees of the Company regarding the Exchange Program (the “Preliminary Communication”). The Company intends to commence the Exchange Program in April 2009 and hold the Exchange Program open for at least 20 business days. Neither the Proxy Statement nor the Preliminary Communication constitutes an offer to holders of our outstanding stock options to exchange these options. The Proxy Statement and Preliminary Communications are attached hereto as Exhibits 99.1 and 99.2, respectively.

The Exchange Program has not yet commenced. Upon commencement of the Exchange Program, the Company will file with the SEC a completed Tender Offer Statement on Schedule TO (“Schedule TO”) and related exhibits and documents, including the Offer to Exchange. Persons who may be eligible to participate in the Exchange Program should read the Schedule TO, including the Offer to Exchange and other related exhibits and documents, when those materials become available because they will explain the precise terms and timing of the Exchange Program and contain other important information about the Exchange Program. The Schedule TO and related exhibits and documents will be available without charge on the SEC website at www.sec.gov. The Company will also provide copies of the tender offer materials, free of charge, upon written request to: Entropic Communications, Inc., 6290 Sequence Drive, San Diego, California 92121, Attention: Secretary.

Items 1-11, 13.

Not applicable.

Items 12.

Exhibit No.	Description
99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders, filed with the SEC on April 9, 2009 and incorporated herein by reference.

99.2	Electronic mail communication to certain employees, dated April 9, 2009, from Patrick Henry.